Exhibit 16.1

September 28, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Triton International Limited and, under the date of February 14, 2023, we reported on the consolidated financial statements of Triton international Limited as of and for the years ended December 31, 2022 and 2021 and the effectiveness of internal control over financial reporting as of December 31, 2022. On September 28, 2023, we resigned.

We have read Triton International Limited’s statements included under Item 4.01 of its Form 8-K dated September 28, 2023, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP